UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011, OR
¨	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________ to _________

Registration number: 33-50273

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees’ Savings Plan, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: c/o The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 4	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN
Date:   June 27, 2012

By: __/s/ Jennifer Ting________
          Jennifer Ting
          Secretary of the Master Savings Plan Committee

EXHIBIT INDEX

23	Consent of the Deloitte & Touche LLP

The Procter & Gamble
Commercial Company
Employees’ Savings Plan

Financial Statements as of and for the Years Ended
December 31, 2011 and 2010, Supplemental
Schedules as of and for the Year Ended
December 31, 2011, and Report of
Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements as of and for the Years Ended December 31, 2011 and 2010	4-10

SUPPLEMENTAL SCHEDULES:	11

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011	12

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2011	13

 NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
       and Regulations for Reporting and Disclosure under the Employee Retirement Income
       Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble
Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
June 27, 2012

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS

Investments — at fair value:
Cash	$ 2,842	$ 2,850
The Procter & Gamble Company common stock	14,574,404	13,911,213
The J.M. Smucker Company common stock	56,956	48,383
Mutual funds	11,206,192	10,808,365

Total investments	25,840,394	24,770,811

RECEIVABLES — Notes receivable from participants	35,883	48,323

Total assets	25,876,277	24,819,134

NET ASSETS AVAILABLE FOR BENEFITS	$ 25,876,277	$ 24,819,134

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

ADDITIONS:
Contributions:
Participant contributions	$ 870,263	$ 835,810
Employer contributions	250,947	210,994

Total contributions	1,121,210	1,046,804

Investment income:
Net appreciation in fair value of investments	347,747	1,839,217
Dividends and interest	656,434	593,782

Net investment income	1,004,181	2,432,999

Interest income on notes receivable from participants	2,664	4,740

Total additions	2,128,055	3,484,543

DEDUCTIONS:
Benefits paid to participants	1,076,118	2,209,624
Administrative expenses	19,319	11,601

Total deductions	1,095,437	2,221,225

TRANSFERS FROM OTHER QUALIFIED PLANS	24,525	-

INCREASE IN NET ASSETS	1,057,143	1,263,318

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	24,819,134	23,555,816

End of year	$ 25,876,277	$ 24,819,134

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following description of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all eligible employees of Procter & Gamble Commercial, LLC (the “Plan Sponsor”) and Olay LLC, (collectively, the “Companies”), subsidiaries of The Procter & Gamble Company (“P&G”). In order to be eligible to participate in the Plan, employees must be residents of Puerto Rico and have completed one year of service. The Procter & Gamble Master Savings Plan Committee controls and manages the operation and administration of the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Transfers from Qualified Plans —The Gillette Company Employee Stock Ownership Plan (the “Gillette ESOP”), another qualified plan sponsored by affiliates of the Companies, transferred balances for terminated Puerto Rican employees who were not eligible for retiree medical coverage under the Companies’ health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan. Net assets received from the Gillette ESOP amounted to $24,525 during the year ended December 31, 2011.

Contributions — Each year, participants may contribute up to 10% of their pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Companies contribute 40% of the first 5% of eligible compensation that a participant contributes to the Plan. Contributions are subject to certain limitations.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, allocations of the Companies’ contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Companies’ contributions are automatically invested in The Procter & Gamble Company common stock (“P&G common stock”). The Plan currently offers six mutual funds (including a money market mutual fund) as investment options for participants.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. The Companies’ contributions plus actual earnings thereon are 100% vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Companies or death while employed by the Companies.

Payment of Benefits — On termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Loans to Participants — New loans to participants are not permitted under the Plan. Participant loans included in the accompanying statement of net assets available for benefits represent outstanding loans granted to participants of The Gillette Company Employees’ Savings Plan prior to its merger with the Plan on September 4, 2009.

Forfeited Accounts — At December 31, 2011 and 2010, forfeited nonvested accounts totaled $8,694 and $8,680, respectively. These accounts can be used to reduce future employer contributions. Employer contributions were reduced by $347 for the year ended December 31, 2011 and $32,582 for the year ended December 31, 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments. Fair value of the P&G common stock and The J.M. Smucker Company common stock (“Smucker common stock”) is determined by published composite trading prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $31,672 at December 31, 2011.  There were no benefits payable at December 31, 2010.

   Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income.  Recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.

New Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which was effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which have been adopted in 2011. The adoption in 2010 and 2011 did not materially affect the Plan’s financial statements.

New Accounting Standards Not Yet Effective

ASU No. 2011-04 —  In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820.  ASU 2011-04 also requires the categorization by Level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.  Plan management has not determined the impact on the disclosures in the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

	Assets Measured at Fair Value at December 31, 2011

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	$ 2,842	$ -	$ -	$ 2,842
Mutual funds:
Money Market	1,622,302	-	-	1,622,302
Equity	5,943,683	-	-	5,943,683
Fixed Income	1,047,736	-	-	1,047,736
Balanced	2,592,471	-	-	2,592,471
Common stock	14,631,360	-	-	14,631,360

Total	$ 25,840,394	$ -	$ -	$ 25,840,394

	Assets Measured at Fair Value at December 31, 2010

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	$ 2,850	$ -	$ -	$ 2,850
Mutual funds:
Money Market	1,385,295	-	-	1,385,295
Equity	6,101,099	-	-	6,101,099
Fixed Income	952,223	-	-	952,223
Balanced	2,369,748	-	-	2,369,748
Common stock	13,959,596	-	-	13,959,596

Total	$ 24,770,811	$ -	$ -	$ 24,770,811

For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010, are as follows:

	2011	2010

The Procter & Gamble Company common stock (1)	$ 14,574,404	$ 13,911,213
Vanguard Balanced Index Fund	2,592,471	2,369,748
Vanguard Small Cap Index Fund	1,753,724	1,871,819
BlackRock S&P 500 Stock Fund	3,286,479	3,205,315
JP Morgan Prime Money Market Fund (2)	1,622,302	1,385,295

(1) Nonparticipant directed and represents a party-in-interest to the Plan.
(2) Party-in-interest to the Plan.

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2011	2010

Common stock	$ 520,778	$ 840,085
Mutual funds	(173,031)	999,132

Net appreciation in fair value of investments	$ 347,747	$ 1,839,217

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (P&G common stock) as of December 31, 2011 and 2010, and for the years then ended, is as follows:

	2011	2010

Changes in net assets:
Contributions	$ 611,506	$ 610,291
Net appreciation in fair value of investments	511,593	837,070
Dividends	443,253	417,837
Benefits paid to participants	(744,702)	(1,537,251)
Net transfers to participant-directed investments	(179,362)	(218,759)
Loan repayments	-	2,347
Transfers from other qualified plans	24,525	-
Management fees	(3,241)	(1,819)
Other receipts/disbursements	(381)	14

Net change	663,191	109,730

The Procter & Gamble Company common stock —
beginning of year	13,911,213	13,801,483

The Procter & Gamble Company common stock — end of
year	$ 14,574,404	$ 13,911,213

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by J.P. Morgan Investment Advisors. J.P. Morgan Retirement Plan Services is the recordkeeper, as chosen by the Plan Committee as defined by the Plan. J.P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank.  J.P. Morgan Chase Bank is also the custodian as defined by the Plan.  Therefore, these transactions qualify as party-in-interest transactions.  In addition, the Plan has an interest bearing deposit with Banco Popular de Puerto Rico, the trustee for the Plan.  Fees paid for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2011 and 2010, the Plan held 218,474 and 216,248 shares, respectively, of P&G common stock, with a cost basis of $10,221,323 and $9,796,700, respectively. Related dividend income for the years ended December 31, 2011 and 2010, amounted to $443,253 and $417,837, respectively.

7.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	TAX STATUS

The Plan is exempt from Puerto Rico income taxes under the provisions of the 2011 and 1994 Puerto Rico Internal Revenue Codes (PRIRCs). The Plan is not qualified under Section 401(a) of the U.S. Internal Revenue Code, but it is exempt from U.S. taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is subject to routine audits by taxing jurisdictions at any time. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the PRIRCs and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

On January 31, 2011, the 2011 Puerto Rico Internal Revenue Code (the “2011 PRIRC”) was enacted, which replaced the 1994 Puerto Rico Internal Revenue Code, as amended. The 2011 PRIRC modified rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning on January 1, 2012.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

Reconciliation of net assets available for benefits as shown in the financial statements to those in the Form 5500 as filed by the Plan as of December 31, 2011 and 2010, is as follows:

	2011	2010

Net assets available for benefits per the financial statements	$ 25,876,277	$ 24,819,134
Certain deemed distributions of participant loans	(25,130)	(22,369)

Net assets available for benefits per Form 5500	$ 25,851,147	$ 24,796,765

Reconciliation of distributions made from the Plan as shown in the financial statements to those in the Form 5500 for the year ended December 31, 2011, is as follows:

Benefits paid to participants per the financial statements	$ 1,076,118
Plus deemed loans distributions	7,754
Less deemed loans distributed previously	(6,381)

Benefits paid to participants per the Form 5500	$ 1,077,491

For the year ended December 31, 2011, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Total net investment income per the financial statements	$ 1,004,181
Interest income on notes receivable from participants per the financial statements	2,664
Less interest on deemed distributions	(1,387)

Total income on investments per the Form 5500	$ 1,005,458

SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011
EIN: 66-0676831
PLAN: 002

		Description of
Identity of Issue		Investment	Cost	Fair Value

The Procter & Gamble Company	*	Common stock	$ 10,221,323	$ 14,574,404

The J.M. Smucker Company		Common stock	**	56,956

Vanguard Inflation Protected Securities
Fund		Mutual fund	**	77,492

Vanguard Balanced Index Fund		Mutual fund	**	2,592,471

Vanguard Total Bond Market Index
Fund		Mutual fund	**	970,244

Vanguard Small Cap Index Fund		Mutual fund	**	1,753,724

Vanguard FTSE All-World EX US Index
Fund		Mutual fund	**	903,480

BlackRock S&P 500 Stock Fund		Mutual fund	**	3,286,479

JP Morgan Prime Money Market
Fund	*	Mutual fund	**	1,622,302

JP Morgan Chase Bank	*	Deposit		178

Banco Popular de P.R.		Time deposit open account
(Time Deposit)	*	bearing interest at a variable rate
		(.20% at December 31, 2011)		2,664

Participant loans	***			10,753

Total				$ 25,851,147

* Party-in-interest.
** Cost information is not required for participant-directed investments and therefore is not included.
*** 2 loans were outstanding at December 31, 2011, bearing interest at rates ranging from 4.25% to 8.75%
and maturing by August 4, 2014.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2011
EIN: 66-0676831
PLAN: 002

SINGLE TRANSACTIONS — None.

SERIES OF TRANSACTIONS
Current
Value of
				Asset on	Net
	Purchase	Sales	Cost of	Transaction	Gain
Description of Asset	Amount	Amount	Asset	Date	on Sale

The Procter & Gamble Company common stock *	$ 1,172,704	$ -	$ 1,172,704	$ 1,172,704	$ -
The Procter & Gamble Company common stock *	-	954,604	676,729	954,604	277,875

* Party-in-interest.